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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

AMENDMENT NO. 2

Rent-A-Center, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76 009N 10 0
(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 8, 2001
(Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76 009N 10 0	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Apollo Investment Fund IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / / (b) /x/

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) TO ITEM 2(d) or 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
9,465,152 shares of Common Stock
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		398,389 shares of Common Stock
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,465,152 shares of Common Stock
PERSON
WITH	10	SHARED DISPOSITIVE POWER
398,389 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,863,541 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		/x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.9%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 76 009N 10 0	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Apollo Overseas Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / / (b) /x/

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) TO ITEM 2(d) or 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
507,857 shares of Common Stock
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		398,389 shares of Common Stock
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		507,857 shares of Common Stock
PERSON
WITH	10	SHARED DISPOSITIVE POWER
398,389 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
906,246 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		/x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.5%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 76 009N 10 0	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Apollo Advisors IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) / / (b) /x/

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) TO ITEM 2(d) or 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
9,973,009 shares of Common Stock
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		398,389 shares of Common Stock
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,973,009 shares of Common Stock
PERSON
WITH	10	SHARED DISPOSITIVE POWER
398,389 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,371,398 shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		/x/

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4%

14	TYPE OF REPORTING PERSON
PN

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    This Amendment No. 2 to Schedule 13D supplements and amends the following items of the Statement on Schedule 13D of Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Apollo Advisors IV, L.P. (the "Reporting Persons") originally filed on August 17, 1998 and Amendment No. 1 filed on August 27, 1998 with respect to the shares of Common Stock, par value $.01 per share, of Rent-A-Center, Inc. ("Rent-A-Center" or the "Issuer"), formerly known as Renters Choice, Inc.

    Responses to each item of this Schedule, as applicable, are incorporated by reference into the response to each other item.

Item 5. Interest in Securities of the Issuer.

    Item 5 is hereby amended by deleting it in its entirety and substituting the following therefor:

    All of the Series B Preferred Stock previously reported as beneficially owned by the Reporting Persons was converted in October 1998 to Series A Preferred Stock, all of which is beneficially owned by the Reporting Persons. The Reporting Persons beneficially own 278,596 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into approximately 35.797 shares of Common Stock for an aggregate of 9,973,009 shares of Common Stock. Assuming the conversion of all of the shares of Series A Preferred Stock as of the date hereof, the Common Stock beneficially owned by the Reporting Persons would represent approximately 27.3% of the outstanding Common Stock of the Issuer. The number of shares of Common Stock into which shares of Series A Preferred Stock are convertible may be increased upon the occurrence of certain events as described in Item 4. Beneficial ownership of such shares of Series A Preferred Stock was acquired as described in Item 3 and Item 4.

    Pursuant to an agreement entered into among AIFIV, Overseas IV, RC Acquisition Corp. and the Issuer, the Reporting Persons may be deemed to have shared voting and/or dispositive power with respect to an additional 11,129 shares of Series A Preferred Stock, which are convertible into approximately 398,389 shares of Common Stock.

    See also the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

      (a) See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

      (b) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

      (c) Not applicable.

      (d) Not applicable.

  Page 6 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

    Item 6 is hereby amended and supplemented as follows.

    On October 8, 2001, AIFIV and Overseas IV (collectively, "Apollo"), J. Ernest Talley, Mark E. Speese and certain other persons entered into the Amended and Restated Stockholders Agreement of Rent-a-Center, Inc. (the "Agreement"). The Agreement amends the previous Stockholders Agreement among these parties dated as of August 5, 1998, which was filed as Exhibit 10.21 to Rent-A-Center's Form 10-Q for the period ended June 30, 1998

    The Agreement is filed as an exhibit to this Schedule and is incorporated into this Item 6 by reference. Pursuant to the terms of the Agreement, Talley, his spouse and a trust (collectively the "Talley Group"), who in the aggregate beneficially own 2,454,534 shares of Common Stock, agree that they will not sell or transfer any of the shares owned by them, other than as specifically permitted by the Agreement, prior to February 5, 2002. Speese, his spouse and five trusts (collectively, the "Speese Group"), who in the aggregate benefically own 1,167,832 shares of Common Stock, agree that they will not, other than as specifically permitted in the Agreement, (i) transfer any shares owned by them prior to August 5, 2002; (ii) transfer more than 50% of the shares owned by them during the one-year period commencing on August 6, 2002; or (iii) transfer any shares if such transfer would trigger a default or change-of-control provision under the terms of the Series A Preferred Stock or any debt instrument of the Issuer.

    Apollo has the right under the Agreement to nominate up to three members of the Issuer's Board of Directors. Two of the directors nominated by Apollo shall be the directors elected by the holders of the Series A Preferred Stock so long as the holders of the Series A Preferred Stock have the right to elect two directors. The Talley Group and the Speese Group agree that during the term of the Agreement they will vote all of the shares owned by them in favor of the Apollo nominees at any stockholders' meeting held for the purpose of filling positions on the Board of Directors and in any written consent executed in lieu of such a meeting, and take any other actions necessary to assure that the Apollo nominees are elected to the Board of Directors. The Issuer, the Talley Group and the Speese Group further agree to call a special meeting of stockholders and to vote all of the shares owned by them, as applicable, for the purposes of removing an Apollo nominee from the Board of Directors if Apollo requests the director's removal for any reason.

    If Apollo and its permitted transferees, as that term is defined in the Agreement, cease to hold less than 50% of the shares of the Issuer issued to Apollo on August 5, 1998, Apollo shall be entitled to nominate only two directors. If Apollo and its permitted transferees cease to hold less than 33 1/3% of such shares, it shall be entitled to nominate only one director. If Apollo and its permitted transferees cease to hold less than 10% of such shares, it shall not be entitled to nominate any directors. Apollo has the right to have one of its directors serve on any committee of the Issuer's Board of Directors.

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    As long as Apollo owns at least 33 1/3% of its original shares, the Issuer cannot take certain actions without the affirmative vote of the Apollo directors, including: increasing the number of authorized shares of Preferred Stock or issuing Preferred Stock to anyone other than the existing holders; issuing any new class or equity securities; amending or repealing the terms of the Series A Preferred Stock; amending or repealing its charter documents in a manner that would negatively impact the holders of the Series A Preferred Stock; purchasing, redeeming, or paying a dividend on any shares of common stock or other stock junior to the Series A Preferred Stock; increasing the number of its directors; entering into any transaction greater than $5 million with an affiliate; liquidating or dissolving; or selling all or substantially all of its assets or merging into another entity unless in a cash transaction taking place after August 5, 2002 and resulting in an internal rate of return for Apollo, compounded quarterly, of 30% or greater. As long as any shares of Series A Preferred Stock are outstanding, the Issuer may not issue any debt securities with a value greater than $10 million without the majority affirmative vote of the three-member finance committee of the Board of Directors, and with certain exceptions may not issue any equity securities with a value greater than $10 million without the unanimous affirmative vote of the finance committee.

    The Agreement terminates upon the mutual agreement of the parties, with respect to any party at such time as that party ceases to own any shares of the Issuer, and otherwise terminates, with respect to any parties other than the Talley Group, on August 5, 2009 or at such time as less than 10% of the original shares are subject to the Agreement.

    The Reporting Persons disclaim membership in any group resulting from the terms of the Agreement as described herein and disclaim the beneficial ownership of any shares owned by the Talley Group or the Speese Group.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Amended and Restated Stockholders Agreement of Rent-A-Center, Inc. dated as of October 8, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., J. Ernest Talley, Mark E. Speese, Rent-A-Center, Inc., and certain other persons named therein.

SIGNATURE PAGE

    After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.

Date: October 24, 2001	APOLLO INVESTMENT FUND IV, L.P.
	By:	APOLLO ADVISORS IV, L.P. Its General Partner
		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

By: /s/ MICHAEL D. WEINER
Michael D. Weiner Vice President
APOLLO OVERSEAS PARTNERS IV, L.P.
	By:	APOLLO ADVISORS IV, L.P. Its Managing General Partner
		By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

By: /s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

APOLLO ADVISORS IV, L.P.
	By:	APOLLO CAPITAL MANAGEMENT IV, INC. Its General Partner

By: /s/ MICHAEL D. WEINER
Michael D. Weiner Vice President

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SIGNATURE PAGE